Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On February 6, 2009, the Chicago Board Options Exchange, Incorporated issued the following information circular.

IC09-08

February 6, 2009

To:                          CBOE Members

From:                Bradley G. Griffith

Chairman, Financial Planning Committee

Alan J. Dean

Chief Financial Officer

Re:                             Three Months and Twelve Months Ended December 31, 2008, Unaudited Financial Statements

Overview of Preliminary Fourth-Quarter 2008 Financial Results

CBOE ended another outstanding year with solid fourth quarter results, reporting a 12-percent increase in revenues to $104.0 million and a 5-percent rise in pretax earnings to $38.2 million, compared with the prior-year period.  Since initiating its for-profit approach in January 2006, CBOE has reported twelve consecutive quarters of double-digit comparable growth in revenues and higher pretax earnings.

(in thousands)	4Q2008	4Q2007	chg		% chg
Revenues	$104,019	$93,048	$10,971		12%
Expenses	$65,820	$56,771	$9,049		16%
Income Before Taxes	$38,199	$36,277	$1,922		5%
Operating Margin	36.7%	39.0%	-2.3	%pts
Net Income	$22,118	$22,585	$-467		-2%
Average Contracts Traded Per Day	4,590	4,039	551		14%

Revenues for the quarter grew 12 percent, reflecting higher transaction fees offset somewhat by declines in regulatory fees and investment income.  Transaction fees for the quarter rose 18 percent to $85.3 million compared with the prior-year period, driven by a 14-percent increase in trading volume and a 4-percent increase in the average transaction fee per contract.  Total contracts traded during the quarter were 293.8 million compared with 258.5 million contracts in the same period last year.  CBOE’s average daily volume was 4.6 million contracts for the fourth quarter, a 14-percent increase against last year’s average of 4.0 million contracts.  The average transaction fee per contract rose to $0.290 for the quarter from $0.279 in fourth-quarter 2007, primarily due to an increased proportion of trading in CBOE’s proprietary products.

Transaction fees accounted for 82 percent of CBOE’s fourth-quarter revenues compared with 77 percent a year ago, reflecting stronger growth versus the other revenue categories.  Regulatory fees declined $2.1 million, or 56 percent, compared with last year’s fourth quarter largely due to a decline in registered representative renewal fees, which resulted from a change in CBOE’s regulatory fee structure.  Interest income was down by $1.2 million for the quarter compared with the prior-year period as the yield on investments declined as a result of reduced interest rates.

Fourth Quarter Expense Analysis - Leverage Impacted by C2 Development

Fourth-quarter expenses were $65.8 million, a 16-percent increase compared with the prior year’s final quarter.  The $9.0-million expense increase for the quarter primarily resulted from higher charges related to employment costs, data processing, outside services, royalty fees and other expenses.  Employee costs were up $2.5 million for the quarter driven by the accrual adjustment for year-end incentive awards, higher employee compensation and increased severance expense.  Annual incentive awards are directly aligned with CBOE’s financial performance.  Higher employee compensation relates to staffing for C2 and merit increases compared with last year’s fourth quarter.  Data processing expenses were up $1.1 million due to incremental expenses incurred for C2.  The cost of outside services was up $2.2 million compared with last year’s fourth quarter, reflecting an increase in systems consulting fees, largely related to C2 systems development.  Other expenses increased by $1.0 million primarily due to higher costs for DPM market linkage and a new liquidity provider program.  The DPM market linkage program reimburses DPMs for the cost of linking customer orders to markets at other exchanges.  The new liquidity provider rebate program provides incentives to market participants for executing orders at CBOE as opposed to routing to away markets.  The $2.3-million increase in royalty fees was directly related to higher trading volume in licensed products.

CBOE’s operating margin, representing income before taxes as a percentage of total revenues, was 36.7 percent for the quarter, a 2.3-percentage-point decline from last year’s 39.0 percent.  The margin decrease primarily resulted from incremental expenses incurred during the quarter for the development of C2, CBOE’s alternative exchange initiative that is not expected to launch until later in 2009.

Net income for the quarter of $22.1 million was down 2 percent compared with last year’s fourth quarter, resulting from a higher effective tax rate of 42.1 percent in 2008 versus 37.7 percent in 2007.

Overview of Preliminary Full-Year 2008 Financial Results

CBOE delivered another record year, posting a 38-percent increase in pretax earnings on a 20-percent increase in revenues, compared with the full-year 2007.

(in thousands)	Year 2008	Year 2007	chg		% chg
Revenues	$423,781	$352,300	$71,481		20%
Expenses	$230,374	$212,349	$18,025		8%
Income Before Taxes	$193,407	$139,951	$53,456		38%
Operating Margin	45.6%	39.7%	5.9	%pts
Net Income	$114,815	$83,168	$31,647		38%
Average Contracts Traded Per Day	4,717	3,763	954		25%

Total revenues were $423.8 million for the twelve months ended December 31, 2008, a $71.5-million increase from the same period last year.  As seen in the quarterly results, strong trading volume drove transactions fees up 26 percent to $342.5 million, compared with the previous year.  Total trading volume for the year exceeded one billion contracts for the first time in the Exchange’s history as 1.2 billion contracts traded, representing a 26-percent increase from the prior year.  CBOE traded an average of 4.7 million contracts daily for the 2008 fiscal year, 25 percent above the daily average of

3.8 million contracts in 2007.  The average transaction fee per contract of $0.287 for the year was unchanged from last year’s average.

For the full-year 2008, CBOE’s operating margin was 45.6 percent, an increase of 5.9 percentage points compared with 39.7 percent in the same period last year.  The favorable margin performance once again demonstrates CBOE’s ability to leverage the economies of scale inherent in its operating model and its commitment to prudently manage expenses while strategically investing in organic growth opportunities.

Net income for the twelve months ended December 31, 2008, increased 38 percent to $114.8 million compared with the prior year.

Consolidated Balance Sheets

CBOE ended the year with $281.4 million of cash and investments (excluding restricted funds) on hand and a debt-free balance sheet.  Working capital, defined as current assets minus current liabilities, increased by $14.8 million for the quarter and $96.1 million for the full-year to $270.0 million at December 31, 2008.  These increases resulted from revenues outpacing expenses less capital spending.

Cash Flow

Operating cash flow was $32.3 million for the quarter and $170.0 million for the year, versus $35.1 million and $115.2 million for fourth-quarter and full-year 2007, respectively.  Capital expenditures totaled $15.5 million in the fourth quarter versus $6.0 million in fourth quarter of 2007.  Higher capital spending was driven by the development of initial systems requirements for C2 for the quarter and the year.  While C2 is expected to launch later in 2009, the majority of the estimated $25-million capital outlay occurred in 2008.  Capital expenditures for the full-year 2008 were $49.7 million compared with $32.1 million the prior year.  Looking ahead to 2009, CBOE expects capital spending to approximate $35 to $40 million as it plans to make prudent investments in growth opportunities while continuing to enhance its systems capacity and functionality.

Free cash flow, another measure of liquidity, defined as net cash provided by operating activities less capital expenditures, was $120.3 million for the 2008 fiscal year, a strong increase against $83.1 million for the comparable prior-year period.

CBOE’s balance sheet remains strong and it is well positioned to meet its funding needs through cash flows from operations.  Additionally, CBOE recently secured a revolving line of credit, giving it greater flexibility in accessing available sources of funds following final resolution of the Exercise Right Litigation.

Preliminary Results Subject to Change

The preliminary financial results presented in this report do not reflect any adjustments related to the accounting treatment for the pending Exercise Right Settlement Agreement that may arise from the ongoing review of the Form S-4 Registration Statement relating to CBOE’s demutualization that has been filed with the Securities Exchange Commission (SEC).  Based on the outcome of this review and the Company’s ongoing year-end audit, the audited financial results could differ from those being presented.  Final audited financial results are expected to be available in late March or early April, after which the Form S-4 Registration Statement on file with the SEC will be amended.

Questions may be directed to Debbie Koopman at 312-786-7136 or koopman@cboe.com or Alan Dean at 312-786-7023 or dean@cboe.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Quarter Ended		YTD
(In thousands)	12/31/2008	12/31/2007	12/31/2008	12/31/2007
REVENUES:
Transaction fees	$85,260	$72,039	$342,516	$270,935
Other member fees	7,104	7,189	27,529	26,468
Options Price Reporting Authority income	4,852	4,203	19,989	18,892
Regulatory fees	1,679	3,792	11,000	14,346
Investments income	1,101	2,310	6,998	8,031
Other	4,023	3,515	15,749	13,628
Total Revenues	104,019	93,048	423,781	352,300

EXPENSES:
Employee costs	25,751	23,254	83,140	83,538
Depreciation and amortization	5,920	6,229	25,633	25,338
Data processing	6,189	5,067	20,556	19,612
Outside services	8,580	6,414	27,370	23,374
Royalty fees	9,362	7,069	35,243	28,956
Travel and promotional expenses	2,637	2,757	10,483	9,640
Facilities costs	1,167	989	4,045	4,306
Net loss from investment in affiliates	276	10	882	4,546
Other	5,938	4,982	23,022	13,039
Total Expenses	65,820	56,771	230,374	212,349

INCOME BEFORE TAXES	38,199	36,277	193,407	139,951

PROVISION FOR INCOME TAXES	16,081	13,692	78,592	56,783

NET INCOME	$22,118	$22,585	$114,815	$83,168

Other Statistics
Trading Days	64	64	253	251
Contracts Traded	293,781,873	258,493,184	1,193,355,070	944,471,924
Contracts Per Day	4,590,000	4,039,000	4,717,000	3,763,000
Transaction Fees Per Contract	$0.290	$0.279	$0.287	$0.287

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands)	12/31/2008	9/30/2008	12/31/2007	9/30/2007
ASSETS

Cash and investments	$281,423	$265,869	$181,425	$155,225
Cash and investments - restricted	26,157	20,907	4,249	1,089
Other Current Assets	53,370	63,868	42,910	44,019
Total Current Assets	$360,950	$350,644	$228,584	$200,333

Investments in Affiliates/Subsidiary	5,699	5,975	8,104	8,307
Land	4,914	4,914	4,914	4,914
Property and Equipment - Net	84,934	78,210	64,347	65,971
Other Assets – Net	39,367	36,131	35,746	34,383

Total Assets	$495,864	$475,874	$341,695	$313,908

LIABILITIES & MEMBERS’ EQUITY

Total Current Liabilities	$90,927	$95,430	$54,621	$48,616
Total Long-Term Liabilities	23,750	21,380	20,707	21,445
Total Members’ Equity	381,187	359,064	266,367	243,847

Total Liabilities and Members’ Equity	$495,864	$475,874	$341,695	$313,908

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Quarter Ended		YTD
(In thousands)	12/31/2008	12/31/2007	12/31/2008	12/31/2007
Cash Flows from Operating Activities:
Net Income	$22,118	$22,585	$114,815	$83,168

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	5,920	6,228	25,633	25,337
Impairment of investment in affiliates and other assets	0	(3,800)	0	0
Loss on sale of HedgeStreet, Inc. investment	0	3,607	0	3,607
Amortization of banker fees re National Stock Exchange	0	0	23	0
Equity in loss of OneChicago, LLC	276	203	882	733
Equity in loss of CBSX	0	0	0	206
Amortization of discount on investments available for sale	0	0	0	(422)
Interest expense on post-retirement obligation	86	74	86	74
Gain/loss (net) on disposition of property	(410)	0	(215)	(203)
Deferred income taxes	3,862	(818)	2,074	(941)
Income taxes payable	973	0	973	0

Change in assets and liabilities:	(511)	7,056	25,761	3,636

Net Cash Flows from Operating Activities	32,314	35,135	170,032	115,195

Cash Flows from Investing Activities:
Capital and other assets expenditures	(15,470)	(5,968)	(49,731)	(32,095)
Sale of investments available for sale	0	0	0	20,000
Restricted funds - temp access fees	(5,250)	(3,160)	(21,908)	(4,249)
Sale of NSX certificates of proprietary membership	0	0	1,500	0
HedgeStreet, Inc. investment recovery	0	193	0	193
Proceeeds from disposition of assets	0	0	105	0
CBOE Stock Exchange investment	0	0	0	(13)
Net Cash Flows from Investing Activities	(20,720)	(8,935)	(70,034)	(16,164)

Cash Flows from Financing Activities:
CBOT exercise right purchase	0	0	0	(127)

Net Increase in Cash and Cash Equivalents	11,594	26,200	99,998	98,904

Cash and Cash Equivalents at Beginning of Period	269,829	155,225	181,425	82,521
Cash and Cash Equivalents at End of Period	$281,423	$181,425	$281,423	$181,425

Supplemental Disclosure of Cash Flow Information:
Cash paid for income taxes	$21,835	$11,306	$83,345	$56,328
Non-cash investing activities:
Change in post-retirement benefit obligation	(8)	106	(8)	106